PROSPERITY BANCSHARES, INC.®

Real bankers...not just a bank.®

Forbes 2012
BEST BANKS IN AMERICA

Filed by Prosperity Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: American State Financial Corporation Commission File No. 1-35388

“Safe Harbor” Statement
“Safe Harbor” Statement
under the Private Securities Litigation Reform Act of 1995
Statements contained in this presentation which are not historical facts and which pertain to future operating results of Prosperity Bank and its subsidiaries constitute
“forward-looking statements” within the meaning of the Private Securities Litigation reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the company’s periodic filings with the SEC.
Copies of the SEC filings for Prosperity Bancshares
®
may be downloaded from the
Internet at no charge from www.prosperitybanktx.com.
In connection with the proposed merger of American State Financial Corporation into Prosperity Bancshares,
Prosperity Bancshares will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the shareholders of American State Financial
Corporation. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of American State Financial Corporation seeking their approval of the proposed transaction.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON
FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION
STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION
BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, AMERICAN STATE
FINANCIAL CORPORATION AND THE PROPOSED TRANSACTION.

Corporate Profile
Corporate Profile
•
A Texas based Financial Holding Company with approximately $10 billion in assets
•

rd
largest Texas based commercial bank by Texas deposits
•
Strong balance sheet growth – 10 year CAGR of 24% loans, 22%
deposits and 23% assets
•
Strong earnings growth – 10 year CAGR of 14% for EPS (diluted) and
27% for net income
•
Shareholder driven with approximately 9% inside ownership
•
Excellent asset quality – Net Charge Offs / Average Loans of 0.06% for three months ending December 31, 2011
•
Excellent cost control – under 50% efficiency ratio
•
Integrated over 30 successful acquisitions over the past 16 years a Track Record of Success

4Q11 Highlights
4Q11 Highlights
•
Net Interest Margin was 3.82% for the fourth quarter 2011
•
Non- Performing Assets to Average Earning Assets remain low at 0.14%
or $12.052 million
•
Strong Earnings of $36.406 million or $0.77 per share (diluted) and
1.50% Return on Assets for the fourth quarter 2011
•
Tangible Common Equity Ratio improved to 7.00% at December 31,
2011
•
Announced acquisition of Bank of Texas, Austin (total assets of $72.5 million, loans of $29.7 million and deposits of $64.2 million); First
Federal Bank Texas, Tyler (total assets of $210.6 million, loans of $161.2 million and deposits of $121.2 million); and The Bank Arlington,
Arlington (total assets of $37.3 million, loans of $21.3 million and deposits
$32.8 million)

Forbes 2012
BEST BANKS
IN AMERICA

PROSPERITY
BANCSHARES, INC.®

ASB™
AmericanStateBank

February 27, 2012 Merger with American State Financial Corp.

Strategic Rationale
Strategic Rationale
•
American State merger marks Prosperity’s entry into West Texas in a significant way:
–
Expands Prosperity west of I-35 and creates a presence in 18 new counties, for a total of 78 counties of operation upon completion
–
American State is ranked in the top three by deposit market share in each of the following attractive markets: Lubbock, Abilene and Odessa
–
Creates ample opportunities for in-market consolidation in new markets across Texas
•
Creates the second largest bank focused solely on Texas with approximately $14 billion in assets:
–
Improves Texas deposit market share ranking to the seventh position from number nine
–
Significantly increases the C&I loan portfolio, increasing from approximately $440 million to over $740 million
–
Complementary balance sheets as American State brings high quality, low cost deposits and pristine asset quality
Following the merger, Prosperity will be the 51st largest U.S.
headquartered banking institution

Assumptions & Impact
Assumptions & Impact
•
Expected to be approximately 8% accretive to earnings per share
•
The tangible common equity ratio is restored in approximately one year
•
Preliminary loan mark is approximately equal to American State’s current loan loss reserve
•
Non-deposit fee revenue is enhanced through the merger
•
Through the merger Prosperity will acquire a trust department with $850 million in assets under management

Forbes 2012
BEST BANKS
IN AMERICA

Woodward
Enid
Stillwater
Tulsa
Rogers
Springdale
Tahlequah
Muskogee
Dalhart
Perryton
Dumas
O K L A H O M A
Borger
Wheeler
Elk City
Oklahoma City
Fort Smith
Canadian
Amarillo
McAlester
Hereford
Altus
Lawton
Ada
Mena
Hot Springs
Clovis
Childress
Duncan
Ardmore
Portales
Plainview
Red
Hugo
Idabel
Nashville
Hope
Wichita Falls
Denison
Durant
Lubbock
Sherman
Paris
Roswell
Mount Pleasant
El Dorado
U N I T E D S T A T E S
Plano
Hobbs
Lamesa
Snyder
Carlsbad
Sweetwater
Abilene
Dallas
Longview
Tyler
Midland
Big Spring
Stephenville
Odessa
T E X A S
Waco
Many
Pecos
San Angelo
Lufkin
Crockett
Brady
Killeen
Jasper
Temple
Huntsville
Beaumont
Port Arthur
Ojinaga
Boquillas del Carmen
Acuña
San Antonio
Piedras Negras
Allende
Victoria
Beeville
Múzquiz
Sabinas
Laredo
Corpus Christi
Gulf of Mexico
COAHUILA
Ciudad Anahuac
Sabinas Hidalgo
NUEVO LEÓN
Reynosa

Pro Forma Branch Franchise
Pro Forma Branch Franchise
(1)   PB pro forma for pending and recently completed acquisitions: Texas Bankers, East Texas Financial Services and Bank Arlington
(2)   ASFC excludes one drive thru branch in Odessa and eight mobile deposit services for nursing homes that do not retain deposits
Texas Deposit Market Share
PB
(1)
(178)
ASFC
(2)
(37)
Source: SNL Financial and Microsoft MapPoint; Deposit data as of June 30, 2011
Deposits Market
Branch in Market Share
Rank Institution (ST) Count ($mm) (%)
1 JPMorgan Chase & Co. (NY) 676 96,001 20.0
2 Bank of America Corp. (NC) 458 77,630 16.2
3 Wells Fargo & Co. (CA) 713 51,245 10.7
4 BBVA 378 26,016 5.4
5 Cullen/Frost Bankers Inc. (TX) 133 15,188 3.2
6 Comerica Inc. (TX) 144 10,444 2.2
Pro Forma 215 10,093 2.1
7 Capital One Financial Corp. (VA) 184 9,056 1.9
8 Zions Bancorp. (UT) 96 8,499 1.8
9 Prosperity Bancshares Inc. (TX) (1) 178 7,897 1.6
10 International Bancshares Corp. (TX) 227 6,356 1.3
11 Texas Capital Bancshares Inc. (TX) 12 4,742 1.0
12 Regions Financial Corp. (AL) 87 4,505 0.9
13 BOK Financial Corp. (OK) 48 4,291 0.9
14 PlainsCapital Corp. (TX) 33 3,835 0.8
15 Citigroup Inc. (NY) 107 3,756 0.8
16 First Financial Bankshares (TX) 56 3,186 0.7
17 First National Bank Group Inc. (TX) 60 2,783 0.6
18 Woodforest Financial Group (TX) 203 2,619 0.5
19 ViewPoint Financial Group Inc (TX) 33 2,534 0.5
20 Amarillo National Bancorp Inc. (TX) 16 2,344 0.5
21 Southside Bancshares Inc. (TX) 39 2,242 0.5
22 American State Financial Corp. (TX) (2) 37 2,196 0.5
23 Broadway Bancshares Inc. (TX) 40 1,997 0.4
24 Grupo Financiero Banorte 20 1,861 0.4
25 Lone Star Natl Bcshs--TX Inc. (TX) 32 1,860 0.4
Totals (1-25) 4,010 353,085 73.6
Totals (1-591) 6,893 479,707 100.0

Balance Sheet Summary
Balance Sheet Summary
As Originally Reported
$ in millions
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Loans
Deposits
Assets
Equity
$0
$1,200
$2,400
$3,600
$4,800
$6,000
$7,200
$8,400
$9,600
Total footings as of 12/31/11
Loans = $3.766 Billion
Deposits = $8.060 Billion
Assets = $9.823 Billion
5 year CAGR
Loans = 12%
Deposits = 17%
Assets = 16%

Forbes 2012
BEST BANKS
IN AMERICA

5 year CAGR 9.18%
10.00%

$0.77
$0.70
$3.01
$1.94
$2.09
$2.06
$2.73
$2.41
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50
2006 2007 2008 2009 2010 2011 4Q 2010 4Q 2011
EPS Growth Diluted
EPS Growth Diluted
*Excluding the non-cash after tax impairment charge related to FNMA/FLHMC preferred stock of $6.5 million, EPS was $1.94
**Excluding the non-cash after tax impairment charge related to FNMA/FLHMC preferred stock of $9.1 million, EPS was $1.86
*
**

Forbes 2012
BEST BANKS
IN AMERICA

CD's & IRA's>100m 12.8%
Non-interest Bearing DDA 24.5%
CD's & IRA's<100m 12.0%
Interest Bearing DDA 19.0%
MMA & Savings 31.7%

CD's & IRA's>100m 17.6%
Non-interest Bearing DDA 22.8%
CD's & IRA's<100m 10.1%
MMA & Savings 26.1%
Interest Bearing DDA 23.3%

CD's & IRA's>100m 13.9%
Non-interest Bearing DDA 24.1%
CD's & IRA's<100m 11.6%
Interest Bearing DDA 20.0%
MMA & Savings 30.4%

Pro Forma Deposit Composition
Pro Forma Deposit Composition
Prosperity Bancshares, Inc. American State Financial Corporation Pro Forma
Deposit Portfolio ($000) % of Total
Non-interest Bearing DDA 1,972,226 $     24.5%
Interest Bearing DDA 1,532,701        19.0%
MMA & Savings 2,557,023        31.7%
CD's & IRA's<100m 968,806           12.0%
CD's & IRA's>100m 1,029,498        12.8%
Total Deposits 8,060,254 $     100.0%
Cost of Total Deposits 0.44%
Deposit Portfolio ($000) % of Total
Non-interest Bearing DDA 561,065 $        22.8%
Interest Bearing DDA 574,094           23.3%
MMA & Savings 642,744           26.1%
CD's & IRA's<100m 249,553           10.1%
CD's & IRA's>100m 432,073           17.6%
Total Deposits 2,459,529 $     100.0%
Cost of Total Deposits 0.42%
Deposit Portfolio ($000) % of Total
Non-interest Bearing DDA 2,533,291 $     24.1%
Interest Bearing DDA 2,106,795        20.0%
MMA & Savings 3,199,767        30.4%
CD's & IRA's<100m 1,218,359        11.6%
CD's & IRA's>100m 1,461,571        13.9%
Total Deposits 10,519,783 $   100.0%
Cost of Total Deposits 0.44%
Source: PB’s 4   Quarter 2012 Earnings Release and company documents for American State; Data as of December 31, 2011; Cost of deposits as of quarter ended December 31, 2011 th

Net Interest Margin
*
Net Interest Margin
*
4.02%
4.06%
3.82%
4.02%
3.99%
3.97%
4.00%
4.24%
4.08%
4.09%
4.20%
3.98%
3.60%
3.70%
3.80%
3.90%
4.00%
4.10%
4.20%
4.30%
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
Net Interest Margin for 2008 = 3.96%
Net Interest Margin for 2009 = 4.08%
Net Interest Margin for 2010 = 4.04%
Net Interest Margin for 2011 = 3.98%
* Tax equivalent- annualized

Forbes
2012
BEST BANKS
IN AMERICA

5 year CAGR 12%

$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
2004 2005 2006 2007 2008 2009 2010 4Q10 4Q11
30.00%
35.00%
40.00%
45.00%
50.00%
55.00%
60.00%
65.00%
70.00%
Loans
Loan / Deposit
Ratio

Loan Growth
Loan Growth
$ in millions

Pro Forma Loan Composition
Pro Forma Loan Composition
Prosperity Bancshares, Inc. American State Financial Corporation Pro Forma
Loan Portfolio ($000) % of Total
Commercial R.E. 1,441,226 $     38.3%
Commercial 439,854           11.7%
Construction 482,140           12.8%
1-4 Family Residential 1,007,266        26.7%
Consumer 78,187             2.1%
Agriculture 170,234           4.5%
Home Equity 146,999           3.9%
Gross Loans 3,765,906 $     100.0%
Yield on Loans 5.70%
Loan Portfolio ($000) % of Total
Commercial R.E. 537,051 $        44.3%
Commercial 298,219           24.6%
Construction 87,575             7.2%
1-4 Family Residential 172,364           14.2%
Consumer 66,944             5.5%
Agriculture 42,466             3.5%
Home Equity 7,271                0.6%
Gross Loans 1,211,890 $     100.0%
Yield on Loans 5.24%
Loan Portfolio ($000) % of Total
Commercial R.E. 1,978,277 $     39.7%
Commercial 738,073           14.8%
Construction 569,715           11.4%
1-4 Family Residential 1,179,630        23.7%
Consumer 145,131           2.9%
Agriculture 212,700           4.3%
Home Equity 154,270           3.1%
Gross Loans 4,977,796 $     100.0%
Yield on Loans 5.59%
Home
Equity
3.9%
Agriculture
4.5%
Consumer
2.1%
1-4 Family
Residential
26.7%
Construction
12.8%
Commercial
11.7%
Commercial
R.E.
38.3%
th
Agriculture
3.5%
Consumer
5.5%
1-4 Family
Residential
14.2%
Construction
7.2%
Commercial
24.6%
Commercial
R.E.
44.3%
Home
Equity
0.6%
Agriculture
4.3%
Home
Equity
3.1%
Consumer
2.9%
1-4 Family
Residential
23.7%
Construction
11.4%
Commercial
14.8%
Commercial
R.E.
39.7%
Source: PB’s 4 Quarter 2012 Earnings Release and company documents for American State; Data as of December 31, 2011; Yield on loans as of quarter ended December 31, 2011

Asset Quality – NPA*/ Loans
+ OREO
*
Includes loans past due 90 days and still accruing
Asset Quality – NPA*/ Loans
+ OREO
*
Includes loans past due 90 days and still accruing
0.32%
2.30%
0.45%
0.48%
0.40%
0.49%
0.05%
0.09%
0.17%
0.13%
0.38%
0.32%
0.36%
0.45%
3.91%
3.63%
0.84%
0.83%
1.18%
1.02%
0.70%
0.97%
2.26%
2.30%
2.95%
3.91%
0.00%
0.50%
1.00%
1.50%
2.00%
2.50%
3.00%
3.50%
4.00%
4.50%
5.00%
2002 2003 2004 2005 2006^ 2007^ 2008^ 2009^ 2010^ 2011 4Q10^ 3Q11^ 4Q11^
PRSP NPA*/Loans + OREO Peer NPA*/Loans + OREO
Source: SNL Financial
Texas Peer Group Includes: CFR, EBTX, FFIN, FBTX, IBOC, MCBI, SBSI, SNBI, SBIB, SBIT, TCBI, TRBS & TXUI
^ SNBI, SBIT, TRBS & TXUI have been acquired and were excluded from 2006 & 2007 and FBTX failed and was excluded from 2008
NOTE:

Asset Quality – NCO/
Average Loans
Asset Quality – NCO/
Average Loans
0.14%
0.40%
0.23%
0.18%
0.04%
0.03%
0.23%
0.08%
0.41%
0.06%
0.22%
0.04%
0.08%
0.63%
0.32%
0.96%
0.48%
0.13%
0.19%
0.20%
0.19%
0.30%
1.29%
0.54%
0.61%
0.97%
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
1.20%
1.40%
1.60%
1.80%
2002 2003 2004 2005 2006^ 2007^ 2008^ 2009^ 2010^ 2011 4Q10^ 3Q11^ 4Q11^
PRSP NCO / Loans Peer NCO / Loans
Source: SNL Financial
Texas Peer Group Includes: CFR, EBTX, FFIN, FBTX, IBOC, MCBI, SBSI, SNBI, SBIB, SBIT, TCBI, TRBS & TXUI
^ SNBI, SBIT, TRBS & TXUI have been acquired and were excluded from 2006 & 2007 and FBTX failed and was excluded from 2008
(Annualized)

KBW Conference 3/1/12